UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2014
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Press Release

1

Management, Preparation and Disclosure of the Report on Economic and Financial Analysis and the Consolidated Financial Statements of Bradesco Organization

ISO 9001

        Press Release

Highlights

 The main figures obtained by Bradesco in the first half of 2014 are presented below:

1.   The Adjusted Net Income(1) for the first half of 2014 stood at R$ 7.277 billion (an increase of 22.9% compared to the Adjusted Net Income of R$ 5.921 billion recorded in the same period in 2013), which is equivalent to R$ 3.23 per share, and returns of 20.7% on the Adjusted Average Equity(2).

2.   Adjusted Net Income is composed of R$ 5.165 billion from financial activities, representing 71.0% of the total, and R$ 2.112 billion from insurance, pension plan and capitalization bond operations, which together accounted for 29.0%.

3.   Bradesco’s market capitalization on June 30, 2014 was R$ 134.861 billion(3), up 8.1% compared to June 30, 2013.

4.   Total Assets stood at R$ 931.132 billion in June 2014, up 3.8% over June 2013. Return on Average Assets was 1.6%.

5.   In June 2014, the Expanded Loan Portfolio(4) reached R$ 435.231 billion, up 8.1% over June 2013. Operations with individuals totaled R$ 135.068 billion (up 9.6% over June 2013), while operations with companies totaled R$ 300.163 billion (up 7.5% over June 2013).

6.   Assets under Management stood at R$ 1.305 trillion, up 5.8% over June 2013.

7.   Shareholders’ Equity stood at R$ 76.800 billion in June 2014, up 16.3% on June 2013. The Capital Adequacy Ratio stood at 15.8% in June 2014, 12.1% of which was classified as Common Equity/Tier I.

8.   Interest on Shareholders’ Equity relative to the first half of 2014 was paid and recorded in provision to shareholders, in the amount of R$ 2.396 billion,being R$ 0.497 billion in monthly installments and R$ 1,899 billion recorded in provision.

9.   The Interest Earning Portion of the Net Interest Income stood at R$ 22.805 billion, up 8.2% compared to the first half of 2013.

10.The Delinquency Ratio over 90 days dropped 0.2 p.p. in the last 12 months and stood at 3.5% on June 30, 2014 (3.7% on June 30, 2013).

11.Efficiency Ratio (ER)(5) in June 2014 was 40.9% (41.8% in June 2013), whereas the adjusted-to-risk ratio stood at 50.0% (52.6% in June 2013). It is worth mentioning that, in the second quarter of 2014, we recorded the best quarterly ER (38.6%) in the past 5 years.

12.Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income totaled R$ 25.442 billion in the first half of 2014, up 5.2% over the same period in 2013. Technical Reserves stood at R$ 142.731 billion, up 8.3% compared to June 2013.

13.Investments in infrastructure, information technology and telecommunications amounted to R$ 2.211 billion in the first half of 2014.

14.Taxes and contributions, including social security, paid or recorded in provision, amounted to R$ 14.116 billion, of which R$ 5.156 billion referred to taxes withheld and collected from third parties, and R$ 8.960 billion from Bradesco Organization activities, equivalent to 123.1% of the Adjusted Net Income(1).

15.Bradesco has an extensive customer service network in Brazil, with 4,680 Branches and 3,497 Service Branches – PAs. Customers can also use any of 1,175 PAEs – ATMs (Automatic Teller Machines), 48,186 Bradesco Expresso service points, 31,509 Bradesco Dia & Noite ATMs and 16,103 Banco24Horas ATMs across the country.

(1) According to the non-recurring events described on page 8 of this Report on Economic and Financial Analysis; (2) Excludes mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity; (3) Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the last trading day of the period; (4) Includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, which includes debentures and promissory notes; and (5) In the last 12 months.

   4   Report on Economic and Financial Analysis – June 2014

Press Release

Highlights

16. Payroll, plus charges and benefits, totaled R$ 5.651 billion. Social benefits provided to the 99,027 employees of the Bradesco Organization and their dependents amounted to R$ 1.401 billion, while investments in training and development programs totaled
R$ 53,581 million.

17. In May 2014, Bradesco BBI participated as one of the coordinators and joint bookrunners of a securitization transaction for Ford Motor Credit Company in the U.S., involving a US$ 1.04 billion transaction; this is the second time Bradesco BBI participates in funding operations for the U.S. automaker.

18.In May 2014, Banco Bradesco and Banco do Brasil, via its subsidiary Companhia Brasileira de Soluções e Serviços (“CBSS”), created the company LIVELO S.A. (“LIVELO”). The coalition loyalty program allows customers to accumulate and redeem points from multiple partners. The effective deployment of operations is conditioned to due compliance with applicable legal and regulatory formalities.

19.  In July 2014, Banco Bradesco signed a new “Tecban Shareholders’ Agreement”, including the main Brazilian retail banks, covering the consolidation of external ATM networks by the Banco24Horas ATM Network within a four-year term, ultimately enhancing the efficiency and quality/reach of customer services rendered. The effectiveness of such Shareholders’ Agreement is subject to preceding conditions, including due approval from competent regulatory entities.

20.  In July 2014, Bradesco entered into a strategic partnership with IBM Brazil, which will take over the operational structure and all maintenance and support contracts entered between Scopus Serviços, an Organization Bradesco company, and its other customers.

21.   Major Awards and Acknowledgments in the period:

The Bradesco Organization fully complies with best global sustainability and corporate governance practices, particularly: Global Compact, PRI (Principles for Responsible Investment), Equator Principles, Carbon Disclosure Project and Green Protocol. Our sustainability actions, strategies and guidelines are guided by best corporate governance practices. The Organization’s main activities focus on banking inclusion, social and environmental variables for loan approvals and product offerings, based on social and environmental aspects. Regarding responsible management and engagement with stakeholders, we highlight activities geared towards valuing professionals, improving the workplace, client relations, managing suppliers and adopting environmental management practices. We also highlight the Organization’s role in Brazilian society as one of its leading social investors, supporting education, environment, culture and athletic programs.

With its 57-year history of extensive social and educational work, Fundação Bradesco has been a stalwart supporter of such programs, and operates 40 schools across Brazil. In 2014, an estimated budget of R$ 523.434 million will benefit approximately 105,672 students in its schools, in Basic Education (from Kindergarten to High School and Vocational Training at the High School level), Education for Youth and Adults, and Preliminary and Continuing Qualification focused on the creation of jobs and generation of income.

•	For the third consecutive year, Bradesco was named “Best Brazilian Bank” by Euromoney Awards for Excellence. In addition Bradesco BBI was chosen as best Brazilian Investment Bank (Euromoney magazine);
•	Among financial institutions, Bradesco led the ranking of most valuable brands in Brazil (IstoÉ Dinheiro magazine and BrandAnalytics/Milward Brown Optimor consulting firm); and
•

Stood out as the only Brazilian bank ranked among the “Best Companies to Work for in Latin America” for the second consecutive year, under the “Companies with over 500 employees” category (Great Place to Work consulting firm).

Bradesco      5

        Press Release

Main Information

	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	Variation %
									2Q14 vs.1Q14	2Q14 vs.2Q13
Income Statement for the Period - R$ million
Book Net Income	3,778	3,443	3,079	3,064	2,949	2,919	2,893	2,862	9.7	28.1
Adjusted Net Income	3,804	3,473	3,199	3,082	2,978	2,943	2,918	2,893	9.5	27.7
Total Net Interest Income	12,066	10,962	11,264	10,729	10,587	10,706	11,109	10,955	10.1	14.0
Gross Credit Margin	7,967	7,711	7,850	7,793	7,634	7,414	7,527	7,460	3.3	4.4
Net Credit Margin	4,826	4,850	4,889	4,912	4,540	4,305	4,317	4,157	(0.5)	6.3
Provision for Loan Losses (ALL) Expenses	(3,141)	(2,861)	(2,961)	(2,881)	(3,094)	(3,109)	(3,210)	(3,303)	9.8	1.5
Fee and Commission Income	5,328	5,283	5,227	4,977	4,983	4,599	4,675	4,438	0.9	6.9
Administrative and Personnel Expenses	(7,023)	(6,765)	(7,313)	(6,977)	(6,769)	(6,514)	(6,897)	(6,684)	3.8	3.8
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,992	11,450	14,492	11,069	13,238	10,953	13,216	10,104	22.2	5.7
Statement of Financial Position - R$ million
Total Assets	931,132	922,229	908,139	907,694	896,697	894,467	879,092	856,288	1.0	3.8
Securities	333,200	321,970	313,327	313,679	309,027	300,600	315,487	319,537	3.5	7.8
Loan Operations (1)	435,231	432,297	427,273	412,559	402,517	391,682	385,529	371,674	0.7	8.1
- Individuals	135,068	132,652	130,750	127,068	123,260	119,013	117,319	114,287	1.8	9.6
- Corporate	300,163	299,645	296,523	285,490	279,257	272,668	268,210	257,387	0.2	7.5
Allowance for Loan Losses (ALL) (2)	(21,791)	(21,407)	(21,687)	(21,476)	(21,455)	(21,359)	(21,299)	(20,915)	1.8	1.6
Total Deposits	213,270	218,709	218,063	216,778	208,485	205,870	211,858	212,869	(2.5)	2.3
Technical Reserves	142,731	137,751	136,229	133,554	131,819	127,367	124,217	117,807	3.6	8.3
Shareholders' Equity	76,800	73,326	70,940	67,033	66,028	69,442	70,047	66,047	4.7	16.3
Assets under Management	1,304,690	1,277,670	1,260,056	1,256,220	1,233,546	1,243,170	1,225,228	1,172,008	2.1	5.8
Performance Indicators (%) on Adjusted Net Income (unless otherwise stated)
Adjusted Net Income per Share - R$ (3) (4)	3.23	3.03	2.91	2.84	2.79	2.77	2.74	2.71	6.6	15.8
Book Value per Common and Preferred Share - R$ (4)	18.31	17.48	16.90	15.97	15.72	16.54	16.68	15.73	4.7	16.5
Annualized Return on Average Equity (5) (6)	20.7	20.5	18.0	18.4	18.8	19.5	19.2	19.9	0.2 p.p.	1.9 p.p.
Annualized Return on Average Assets (6)	1.6	1.5	1.4	1.3	1.3	1.3	1.4	1.4	0.1 p.p.	0.3 p.p.
Average Rate - Annualized (Adjusted Net Interest Income / Total Average Assets - Purchase and Sale Commitments - Permanent Assets)	7.8	7.2	7.3	7.1	7.2	7.3	7.6	7.6	0.6 p.p.	0.6 p.p.
Fixed Assets Ratio - Total Consolidated	13.2	15.0	15.2	17.5	17.3	16.5	16.9	19.0	(1.8) p.p.	(4.1) p.p.
Combined Ratio - Insurance (7)	86.3	86.4	86.1	86.9	85.5	86.0	86.6	86.5	(0.1) p.p.	0.8 p.p.
Efficiency Ratio (ER) (3)	40.9	41.9	42.1	42.1	41.8	41.5	41.5	42.1	(1.0) p.p.	(0.9) p.p.
Coverage Ratio (Fee and Commission Income/Administrative and Personnel Expenses) (3)	74.1	73.6	71.8	70.8	69.6	67.7	66.5	64.4	0.5 p.p.	4.5 p.p.
Market Capitalization - R$ million (8)	134,861	135,938	128,085	136,131	124,716	145,584	131,908	113,102	(0.8)	8.1
Loan Portfolio Quality % (9)
ALL / Loan Portfolio (2)	6.6	6.5	6.7	6.9	7.0	7.2	7.3	7.4	0.1 p.p.	(0.4) p.p.
Non-performing Loans (> 60 days (10) / Loan Portfolio)	4.4	4.2	4.2	4.4	4.6	4.9	5.0	5.1	0.2 p.p	(0.2) p.p.
Delinquency Ratio (> 90 days (10) / Loan Portfolio)	3.5	3.4	3.5	3.6	3.7	4.0	4.1	4.1	0.1 p.p.	(0.2) p.p.
Coverage Ratio (> 90 days (10)) (2)	186.9	193.8	192.3	190.3	188.6	179.4	178.2	179.0	(6.9) p.p.	(1.7) p.p.
Coverage Ratio (> 60 days (10)) (2)	149.9	153.7	158.9	156.8	153.5	146.0	147.3	144.8	(3.8) p.p.	(3.6) p.p.
Operating Limits %
Capital Adequacy Ratio - Total (11)	15.8	15.7	16.6	16.4	15.4	15.6	16.1	16.0	0.1 p.p.	0.4 p.p.
Capital Nivel I	12.1	11.9	12.3	12.7	11.6	11.0	11.0	11.3	0.2 p.p.	0.5 p.p.
- Common Equity	12.1	11.9	12.3	-	-	-	-	-	0.2 p.p.	-
Capital Nível II	3.7	3.8	4.3	3.7	3.8	4.6	5.1	4.7	(0.1) p.p.	(0.1) p.p.

  6   Report on Economic and Financial Analysis – June 2014

Press Release

Main Information

	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Variation %
									Jun14 vs. Mar14	Jun14 vs. Jun13
Structural Information - Units
Service Points	73,208	73,320	72,736	71,724	70,829	69,528	68,917	67,225	(0.2)	3.4
- Branches	4,680	4,678	4,674	4,697	4,692	4,687	4,686	4,665	-	(0.3)
- PAs (12)	3,497	3,484	3,586	3,760	3,795	3,786	3,781	3,774	0.4	(7.9)
- PAEs (12)	1,175	1,186	1,180	1,421	1,454	1,457	1,456	1,456	(0.9)	(19.2)
- External Bradesco ATMs (13) (14)	1,684	2,701	3,003	3,298	3,498	3,712	3,809	3,954	(37.7)	(51.9)
- Banco24Horas Network ATMs (13)	12,023	11,873	11,583	11,229	11,154	10,966	10,818	10,464	1.3	7.8
- Bradesco Expresso (Correspondent Banks)	48,186	47,430	46,851	45,614	44,819	43,598	43,053	41,713	1.6	7.5
- Bradesco Promotora de Vendas	1,949	1,955	1,846	1,692	1,404	1,309	1,301	1,186	(0.3)	38.8
- Branches / Subsidiaries Abroad	14	13	13	13	13	13	13	13	7.7	7.7
ATMs	47,612	48,295	48,203	47,969	47,972	48,025	47,834	47,542	(1.4)	(0.8)
- Bradesco Network	31,509	32,909	33,464	33,933	34,322	34,719	34,859	35,128	(4.3)	(8.2)
- Banco24Horas Network	16,103	15,386	14,739	14,036	13,650	13,306	12,975	12,414	4.7	18.0
Employees	99,027	99,545	100,489	101,410	101,951	102,793	103,385	104,100	(0.5)	(2.9)
Outsourced Employees and Interns	12,790	12,671	12,614	12,699	12,647	13,070	12,939	13,013	0.9	1.1
Customers - in millions
Active Checking Account Holders (15) (16)	26.5	26.6	26.4	26.4	26.2	25.8	25.7	25.6	(0.4)	1.1
Savings Accounts (17)	51.8	49.0	50.9	48.3	47.7	46.6	48.6	48.3	5.7	8.6
Insurance Group	45.5	45.3	45.7	45.3	44.2	42.9	43.1	42.4	0.4	2.9
- Policyholders	39.6	39.4	39.8	39.5	38.4	37.1	37.3	36.7	0.5	3.1
- Pension Plan Participants	2.4	2.4	2.4	2.4	2.4	2.3	2.3	2.3	-	-
- Capitalization Bond Customers	3.5	3.5	3.5	3.4	3.4	3.5	3.5	3.4	-	2.9
Bradesco Financiamentos (15)	3.2	3.2	3.3	3.4	3.5	3.6	3.7	3.7	-	(8.6)

(1)	Expanded Loan Portfolio: includes sureties and guarantees, letters of credit, advances of credit card receivables, co-obligations in loan assignments (receivables-backed investment funds and mortgage-backed receivables), co-obligations in rural loan assignments and operations bearing credit risk – commercial portfolio, covering debentures and promissory notes;
(2)	Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letters of credit, which comprises the concept of excess ALL;
(3)	In the last 12 months;
(4)	For comparison purposes, shares were adjusted according to bonuses and stock splits;
(5)	Excluding mark-to-market effect of Securities Available for Sale recorded under Shareholders’ Equity;
(6)	Year-to-Date Adjusted Net Income;
(7)	Excludes additional reserves;
(8)	Number of shares (excluding treasury shares) multiplied by the closing price for common and preferred shares on the period’s last trading day;
(9)	As defined by the Brazilian Central Bank (Bacen);
(10)	Delinquent Credits;
(11)	Since October 2013, the Capital Adequacy Ratio calculation follows regulatory guidelines set forth in CMN Resolutions No4192/13 and 4193/13 Capital Adequacy Ratio (Basel III);
(12)	PA (Service Branch): a result of the consolidation of PAB (Banking Service Branch), PAA (Advanced Service Branch) and Exchange Branches, according to CMN Resolution No4072/12; and PAEs – ATMs located on a company’s premises;
(13)	Including overlapping ATMs within the Bank’s own network and the Banco24Horas Network;
(14)	Such reduction relates to the sharing of external network ATM terminals by the Banco24Horas ATM network;
(15)	Number of individual customers (Corporate Tax IDs (CNPJs) and Individual Taxpayer IDs (CPFs));
(16)	Refers to 1st and 2nd checking account holders; and
(17)	Number of accounts.

Bradesco      7

        Press Release

Ratings

Main Ratings

Fitch Ratings
International Scale										Domestic Scale
Feasibility		Support		Domestic Currency		Foreign Currency				Domestic
a -		2		Long Term	Short Term	Long Term		Short Term		Long Term	Short Term
				A -	F1	BBB +		F2		AAA (bra)	F1 + (bra)
*
Moody's Investors Service										R&I Inc.
Financial Strength / Individual Credit Risk Profile		International Scale						Domestic Scale		International Scale
C - / baa1		Foreign Currency Senior Debt		Domestic Currency Deposit		Foreign Currency Deposit		Domestic Currency		Issuer Rating
		Long Term		Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	BBB
		Baa1		Baa1	P - 2	Baa2	P-2	Aaa.br	BR - 1
*
Standard & Poor's						Austin Rating
International Scale - Issuer's Credit Rating				Domestic Scale		Corporate Governance		Domestic Scale
Foreign Currency		Domestic Currency		Issuer's Credit Rating				Long Term	Short Term
Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	brAA+		brAAA	brA -1
BBB -	A - 3	BBB -	A - 3	brAAA	brA - 1

Book Net Income vs. Adjusted Net Income

The main non-recurring events that impacted Book Net Income in the periods below are presented in the following comparative chart:

				R$ million
	1H14	1H13	2Q14	1Q14
Book Net Income	7,221	5,868	3,778	3,443

Non-Recurring Events	56	53	26	30
- Civil Provisions	93	88	43	50
- Tax Effects	(37)	(35)	(17)	(20)

Adjusted Net Income	7,277	5,921	3,804	3,473
0
ROAE % (1)	20.5	18.7	21.7	20.3
0
(ADJUSTED) ROAE % (1)	20.7	18.8	21.9	20.5

(1)   Annualized.

   8   Report on Economic and Financial Analysis – June 2014

Press Release

Summarized Analysis of Adjusted Income

To provide for better understanding, comparison and analysis of Bradesco’s results, we use the Adjusted Income Statement for analysis and comments contained in this Report on Economic and Financial Analysis, obtained from adjustments made to the Book Income Statement, detailed at the end of this Press Release, which includes adjustments to non-recurring events shown on the previous page. Note that the Adjusted Income Statement serves as the basis for the analysis and comments made in Chapters 1 and 2 of this report.

								R$ million
	Adjusted Income Statement
	1H14	1H13	Variation		2Q14	1Q14	Variation
			1H14 vs. 1H13				2Q14 vs. 1Q14
			Amount	%			Amount	%
Net Interest Income	23,028	21,293	1,735	8.1	12,066	10,962	1,104	10.1
- Interest Earning Portion	22,805	21,078	1,727	8.2	11,854	10,951	903	8.2
- Non-interest Earning Portion	223	215	8	3.7	212	11	201	1,827.3
ALL	(6,002)	(6,203)	201	(3.2)	(3,141)	(2,861)	(280)	9.8
Gross Income from Financial Intermediation	17,026	15,090	1,936	12.8	8,925	8,101	824	10.2
Income from Insurance, Pension Plans and Capitalization Bonds (1)	2,514	2,183	331	15.2	1,270	1,244	26	2.1
Fee and Commission Income	10,611	9,582	1,029	10.7	5,328	5,283	45	0.9
Personnel Expenses	(6,727)	(6,250)	(477)	7.6	(3,448)	(3,279)	(169)	5.2
Other Administrative Expenses	(7,061)	(7,033)	(28)	0.4	(3,575)	(3,486)	(89)	2.6
Tax Expenses	(2,234)	(2,140)	(94)	4.4	(1,120)	(1,114)	(6)	0.5
Equity in the Earnings (Losses) of Unconsolidated Companies	87	15	72	480.0	35	52	(17)	(32.7)
Other Operating Income/ (Expenses)	(2,724)	(2,317)	(407)	17.6	(1,333)	(1,391)	58	(4.2)
Operating Result	11,492	9,130	2,362	25.9	6,082	5,410	672	12.4
Non-Operating Result	(70)	(62)	(8)	12.9	(34)	(36)	2	(5.6)
Income Tax / Social Contribution	(4,086)	(3,091)	(995)	32.2	(2,215)	(1,871)	(344)	18.4
Non-controlling Interest	(59)	(56)	(3)	5.4	(29)	(30)	1	(3.3)
Adjusted Net Income	7,277	5,921	1,356	22.9	3,804	3,473	331	9.5

(1)  Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco      9

        Press Release

Summarized Analysis of Adjusted Income

Adjusted Net Income and Profits

Return on Adjusted Average Equity (ROAE) reached 20.7% in June 2014 – the best rate over the past 8 quarters. Such performance stems from the growth of adjusted net income, which increased by 9.5% in the quarterly comparison and 22.9% comparing the first half of 2014 with the same period of the previous year. The main events that impacted adjusted net income are detailed below.

Adjusted net income reached R$ 3,804 million in the second quarter of 2014, up R$ 331 million compared to the previous quarter, mainly due to (i) higher net interest income, due to increased interest and non-interest earning portions; (ii) increased fee and commission income, due to an increase in business volume; and partially impacted by: (iii) increased allowance for loan losses; and (iv) increased administrative and personnel expenses.

Year-over-year, adjusted net income for the first half of 2014 increased by R$ 1,356 million, basically reflecting: (i) higher net interest income; (ii) lower allowance for loan losses; (iii) greater fee and commission income; (iv) greater income from Insurance, Pension Plans and Capitalization Bonds; and partially offset by: (v) greater operating expenses.

Shareholders’ Equity stood at R$ 76,800 million in June 2014, up 16.3% over June 2013. The Capital Adequacy Ratio stood at 15.8%, 12.1% of which fell under Common Equity/Tier I.

Total Assets reached R$ 931,132 million in June 2014, up 3.8% over June 2013, driven by the increase in operations and greater business volume. Return on Average Assets (ROAA) reached 1.6%.

   10   Report on Economic and Financial Analysis – June 2014

Press Release

Summarized Analysis of Adjusted Income

Efficiency Ratio (ER)

ER continued to drop in all calculation criteria presented. This downward trend was led by the 12-month Efficiency Ratio(1), which reached 40.9% in the second quarter of 2014 – its lowest level since December 2009 –, 1 p.p. higher than the previous quarter and an increase of 0.9 p.p. compared to the same period in 2013; and by the quarterly ER, which dropped from 40.1% to 38.6%. The events that contributed most to this improvement in ER were: (i) greater net interest income, due to increased average business volume and higher market arbitrage gains; and (ii) the behavior of operating expenses, impacted by rigorous cost controls despite the organic growth in the period.

Risk-adjusted ER, which reflects the impact of the risk associated to credit operations(2), reached 50.0%, an improvement of  1.4 p.p. quarter-over-quarter and 2.6 year-over-year. Such improvement was mostly influenced by the lower provision for loan loss expenses in the last 12 months, resulting from the sustained loan portfolio quality, in addition to the aforementioned reasons.

(1)    ER = (Personnel Expenses – Employee Profit Sharing + Administrative Expenses)/(Net Interest Income + Fee and Commission Income + Income from Insurance + Equity in the Earnings (Losses) of Unconsolidated Companies + Other Operating Income – Other Operating Expenses). Considering the ratio between (i) total administrative costs (Personnel Expenses + Administrative Expenses + Other Operating Expenses + Tax Expenses not related to revenue generation + Insurance Sales Expenses) and (ii) generation of net revenue of related taxes (not considering Claims and Sales Expenses from the Insurance Group), Bradesco’s ER in the last 12 months up to the second quarter of 2014 would be 44.5%; and

(2)    Including ALL expenses, adjusted for discounts granted, loan recovery and sale of foreclosed assets, among others.

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Summarized Analysis of Adjusted Income

Net Interest Income

In the quarter-over-quarter comparison, the R$ 1,104 million growth was mainly due to: (i) increased results achieved by the interest earning portion, totaling R$ 903 million, particularly Securities/Other, Loan, and Funding; and (ii) the increased non-interest earning portion of the net interest income, totaling R$ 201 million, reflecting higher gains from market arbitrage.

Year-over-year, the net interest income for the first half of 2014 rose by by R$ 1,735 million, mainly due to: (i) a R$ 1,727 million increase in interest earning operations, due to an increase in business volume, particularly in the Loan and Funding business lines.

   12   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

NII - Interest Earning Portion – Annualized Net Interest Margin (NIM)

						R$ million
	1H14			1H13
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	15,678	337,264	9.8%	15,048	303,767	10.2%
Funding	2,984	369,896	1.7%	2,061	328,690	1.3%
Insurance	2,045	138,949	3.1%	1,828	128,330	2.9%
Securities/Other	2,098	335,130	1.3%	2,141	304,853	1.4%
0
Net Interest Income	22,805	-	7.4%	21,078	-	7.2%
0
	2Q14			1Q14
	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate
Loans	7,967	339,341	10.1%	7,711	335,187	9.9%
Funding	1,570	365,285	1.8%	1,415	374,507	1.6%
Insurance	1,081	141,206	3.2%	964	136,692	2.9%
Securities/Other	1,236	324,770	1.6%	861	345,490	1.0%
0
Net Interest Income	11,854	-	7.7%	10,951	-	7.1%

The annualized net interest margin reached 7.7% in the second quarter of 2014, up 0.6 p.p. over the previous quarter, mainly due to an improvement of all business lines that make up the interest earning portion, as illustrated in the table above.

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Summarized Analysis of Adjusted Income

Expanded Loan Portfolio(1)

In June 2014, Bradesco’s expanded loan portfolio totaled R$ 435.2 billion. The 0.7% increase in the quarter reflects mainly the Individuals portfolio, which was up 1.8%. The graph on the right shows that the share of SMEs in the portfolio has decreased, which is mostly due to a higher growth rate of lower-risk products, namely payroll-deductible loan, real estate financing and in the Corporations segment. In the last twelve months, this portfolio increased by 8.1%: (i) 9.9% in Corporations; (ii) 9.6% in Individuals; and (iii) 3.7% in SMEs

In the last twelve months, this portfolio increased by 8.1%: (i) 9.9% in Corporations; (ii) 9.6% in Individuals; and (iii) 3.7% in SMEs.

In the Corporate segment, the products that posted the strongest growth in the last 12 months were: (i) real estate financing; and (ii) foreign transactions.

In the Individual segment, the main highlights were: (i) payroll-deductible loan; and (ii) real estate financing.

(1)   Includes sureties, guarantees, letters of credit, advances of credit card receivables, debentures, promissory notes, assignment of receivables-backed investment funds and mortgage-backed and rural loan receivables.

For more information, see Chapter 2 of this Report.

Allowance for Loan Losses (ALL)(1)

Allowance for loan losses (ALL) stood at R$ 3,141 million in the second quarter of 2014, a 9.8% increase over the previous quarter, partly due to: (i) a decrease in delinquency levels for the previous quarter, due to a delay in the seasonal concentration of expense payments by our customers – this seasonal effect produced only a mild impact, in the second quarter of 2014; and (ii) by the adjustment of provision levels to the forecast of losses from specific corporate client operations.

Comparing the first half of 2014 to the same period of the previous year, this expense decreased 3.2%, despite the 7.6% increase in  loan operations (as defined by Bacen), resulting from reduced delinquency levels in the last 12 months.

It is important to note that these results reflect the consistency of the loan granting policy and processes, quality of guarantees obtained, as well as the loan recovery process improvement.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of excess ALL.

For more information, see Chapter 2 of this Report.

   14   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

Delinquency Ratio(1)

Year-over-year, the total delinquency ratio, which is based on transactions due over 90 days, decreased from 3.7% to 3.5%, mainly due to: (i) changes in the portfolio mix; (ii) the continuous improvement of loan granting procedures and systems; and (iii) the improved internal credit risk monitoring models.	Quarter-over-quarter, there was a slight increase, mainly due to the lower growth rate experienced by the credit portfolio, as well as of some specific corporate client operations, which does not characterize a trend, as evidenced in the short-term delinquency chart below (between 15 and 90 days), which indicates that delinquency levels have stabilized.

Even with the lower growth rate presented by the loan portfolio, short-term delinquencies, which include transactions due between 15 and 90 days, have remained stable year-over-year and suffered a slight reduction quarter-over-quarter.

(1)   As defined by the Brazilian Central Bank (Bacen).

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Summarized Analysis of Adjusted Income

Coverage Ratios

Bradesco monitors the development of its loan portfolio, as well as respective risks, by internally applying the expanded portfolio concept. In addition to the allowance for loan losses required by Bacen, Bradesco has excess ALL to support potential stress scenarios, as well as other operations/commitments bearing credit risks.

The following graph presents the changes in coverage ratio of the Allowance for Loan Losses for loans overdue for more than 60 and 90 days. In June 2014, these ratios stood at comfortable levels, reaching 149.9% and 186.9%, respectively.

(1)   Includes provision for guarantees provided, encompassing sureties, guarantees, letters of credit, and standby letter of credit, which comprises the concept of excess ALL.

   16   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

Income from Insurance, Pension Plans and Capitalization Bonds

Net income for the second quarter of 2014 stood at R$ 1.072 billion (R$ 1.040 billion in the first quarter of 2014), up 3.1% compared to the previous quarter, for an annualized Return on Adjusted Shareholders’ Equity of 26.3%.

Net income for the first half of 2014 stood at R$ 2.112 billion, up 13.5% compared to the same period in the previous year (R$ 1.861 billion), for a return on Adjusted Shareholder’s Equity of 25.1%.

(1)     Excluding additional provisions.

	R$ million (unless otherwise stated)
	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	Variation %
									2Q14 x 1Q14	2Q14 x 2Q13
Net Income	1,072	1,040	1,001	878	931	930	964	837	3.1	15.1
Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income	13,992	11,450	14,492	11,069	13,238	10,953	13,216	10,104	22.2	5.7
Technical Reserves	142,731	137,751	136,229	133,554	131,819	127,367	124,217	117,807	3.6	8.3
Financial Assets	154,261	147,725	146,064	143,423	141,984	141,535	141,540	133,738	4.4	8.6
Claims Ratio (%)	70.2	70.1	71.1	72.7	71.1	69.6	70.5	70.4	0.1 p.p.	(0.9) p.p.
Combined Ratio (%)	86.3	86.4	86.1	86.9	85.5	86.0	86.6	86.5	(0.1) p.p.	0.8 p.p.
Policyholders / Participants and Customers (in thousands)	45,468	45,260	45,675	45,292	44,215	42,941	43,065	42,363	0.5	2.8
Employees (unit)	7,152	7,265	7,383	7,462	7,493	7,510	7,554	7,545	(1.6)	(4.6)
Market Share of Insurance Written Premiums, Pension Plan Contributions and Capitalization Bond Income (%) (1)	23.8	23.4	24.2	23.8	24.0	22.4	24.8	24.3	0.4 p.p.	(0.2) p.p.

(1)   The second quarter of 2014 includes the latest data released by Susep (May/14).

Note: For purposes of comparison between the indexes for the aforementioned periods, the effects of non-recurring events have not been considered.

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Summarized Analysis of Adjusted Income

Income increased by 22.2% in the second quarter of 2014, compared to the previous quarter, driven by the Life and Pension Plans, Auto/RE and Capitalization Bonds products, which grew 46.2%, 10.9% and 7.1%, respectively.

Net income in the second quarter of 2014 was 3.1% higher compared to previous quarter, mainly due to: (i) 22.2% increase in revenue; (ii) improved financial results; (iii) stability of the claims ratio; and (iv) improved administrative efficiency ratio.

Production increased 5.2% in the first half of 2014 when compared to the same period in the previous year. This result was led by Auto RE, Health and Capitalization Bond products, which grew 31.5%, 21.1% and 18.3%, respectively.

Net income in the first half of 2014 was 13.5% higher compared to the same period in the previous year, due to: (i) 5.2% increase in revenue; (ii) improved financial and equity income; (iii) reduced expense and claims ratio; and (iv) maintenance of the administrative efficiency ratio.

Grupo Bradesco Seguros maintains its capital levels in compliance with regulatory requirements and global standards (Solvency II), with leverage of 2.7 times its Shareholders’ Equity in the period

   18   Report on Economic and Financial Analysis – June 2014

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Summarized Analysis of Adjusted Income

Fee and Commission Income

In the second quarter of 2014, fee and commission income amounted to R$ 5,328 million, up R$ 45 million over the previous quarter, mainly as a result of an increase in business volume. The revenues that contributed most to such increase were: (i) loans; (ii) checking account; (iii) card income; (iv) fund management; and (v) consortium management; these were partially offset by: (vi) reduced revenues from underwriting/financial advisory services, which had recorded an excellent performance in the previous quarter.

In the comparison between the first half of 2014 and the same period of the previous year, the increase of R$ 1,030 million, or 10.7%, is mostly due to the increased customer base combined with higher volume of operations, resulting from ongoing investments in customer service channels and technology. It is important to note that the revenues that contributed most to this result come from: (i) a good performance of the credit card segment, due to the increase in (a) income; and (b) number of transactions; (ii) the higher income from checking accounts, resulting from an increase in business volume and in the account holder base, which posted a net growth of 251,000 active accounts in the period; (iii) higher income from loans, due to the greater volume of operations and sureties and guarantees in the period; and revenue gains in: (iv) consortium management; and (v) collection.

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Summarized Analysis of Adjusted Income

Personnel Expenses

In the second quarter of 2014, the R$ 169 million increase from the previous quarter is a result of variations in:

•         structural expenses – increase of R$ 81 million, mainly due to the reduced number of vacation leaves in the second quarter of 2014; and

•        non-structural – increase of R$ 88 million, which resulted mainly from increased expenses with: (i) provision for labor claims; (ii) employee and management profit sharing expenses; and (iii) training sessions.

In the comparison between the first half of 2014 and the same period of the previous year, the R$ 477 million increase was mainly due to:

•         a R$ 320 million increase in structural expenses, resulting from greater expenses with salaries, social charges and benefits, due to raise in salary levels, as per respective collective bargaining agreements; and

• non-structural expenses totaling R$ 157 million, which result particularly from greater expenses with: (i) employee and management profit sharing expenses; and (ii) provision for labor claims.

Note: Structural Expenses = Salaries + Social Charges + Benefits + Pension Plans.

Non-Structural Expenses = Employee and Management Profit Sharing + Training + Labor Provision + Costs with Termination of Employment Contracts.

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Summarized Analysis of Adjusted Income

Administrative Expenses

Despite the higher expenses with (i) the opening of 2,379 service points in the period, mainly Bradesco Expresso points, bringing the number of service points on June 30, 2014 to a total of 73,208, and (ii) increased business and service volumes in the period, administrative expenses increased only 0.4% in the comparison between the first half of 2014 and the same period in the previous year, as a result of the continued efforts to reduce costs led by our Efficiency Committee, which included revision of processes and ongoing investments in technology. It is worth noting that IPCA and IGP-M inflation indexes reached 6.52% and 6.25% in the last 12 months, respectively.

In the second quarter of 2014, the 2.6% increase in administrative expenses, compared to the previous quarter, was mainly due to increased business and service volumes in the quarter, which ultimately generated higher expenses with: (i) maintenance and preservation of assets; (ii) data processing; (iii) outsourced services; (iv) depreciation and amortization; and (v) materials.

Other Operating Income and Expenses

Other operating expenses, net of other operating income, totaled R$ 1,333 million in the second quarter of 2014, down R$ 58 million over the previous quarter. In the comparison between the first half of 2014 and the same period of the previous year, the R$ 407 million increase is mainly due to: (i) greater expenses with operating provisions, mainly liability contingencies; and (ii) greater expenses with Credit Card sales.

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Summarized Analysis of Adjusted Income

Income Tax and Social Contribution

Income tax and social contribution increased 18.4% over the previous quarter and 32.2% year-over-year, mainly due to: (i) the increase in taxable result; and (ii) the non-use of the full tax benefit in this quarter due to interim dividends provisioned in the second quarter of 2014 over interest on shareholders’ equity. The income tax and social contribution (IR/CS) rate stood at 36.6% in the second quarter of 2014.

Unrealized Gains

Unrealized gains totaled R$ 21,673 million in the second quarter of 2014, a R$ 6,695 million increase from the previous quarter. Such variation was mainly driven by the appreciation of: (i) our investments, especially our Cielo shares, which went up by 25.8% in the quarter; and (ii) fixed income securities.

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Economic Scenario

In general, the international financial markets managed to maintain low volatility rates throughout the second quarter. Recent positive news regarding various U.S. economic indicators, following the negative impacts of a gloomy scenario in the beginning of the year, indicate that the recovery of the world’s leading economy is on a sustainable path. Looking forward, there is a general consensus regarding the gradual and well-announced reduction of monetary incentives by the Federal Reserve, whose initiatives tend to support this recovery process.

In the Eurozone, the European Central Bank increased monetary incentives in attempt to mitigate the risks of deflation in the region. The Chinese economy has shown signs of growth stabilization, albeit at a lower level compared to last year, eliminating all concerns over a potential hard landing scenario.

In the commodities market, geopolitical aspects have raised some concern regarding oil supply, representing one of the key threats to the global economic recovery. On the other hand, bearish pressures prevail in other segments, particularly in the grain and iron ore sectors. The drop in price for most primary goods and the upward trend of long interest-rates in the U.S. represent even greater hurdles to macroeconomic policy management in emerging countries.

Meanwhile, the very same global scenario may also generate some valuable opportunities, especially for countries that adopt effective economic and institutional differentiation measures. In this sense, Brazil should look toward continuously reinforcing its commitment towards healthy economic policies. Such efforts must be perceived by society as a value in itself, one which represents a requirement  for the  maintenance  of macroeconomic visibility and income gains, in addition to boosting the confidence level among economic agents.

Indicators for Domestic economic activities have been modest, further highlighting the relevance of structural initiatives aimed at promoting future growth. The constant search for excellence in education is Brazil’s front line in its battle to become more competitive and to expedite its efforts to upgrade infrastructure. It is always important to remind that, in the long term, the main source of economic growth is productivity, which becomes an even more relevant topic within a global context characterized by high levels of efficiency.

Productive investments tend to play an increasingly relevant role in the composition of growth over the next few years, which should be favored by the increased share of the capital market in funding of infrastructure projects. At the same time, despite the shift in consumer market expansion levels in some segments, the potential of domestic demand for goods and services has yet to be depleted, and there is still much room for growth. Income gains, employment formalization, diversification of consumption habits and social mobility are still key influential factors.

Bradesco maintains a positive outlook towards Brazil, with favorable perspectives for its operating segments. Credit volume is growing at sustainable and risk-compatible rates, whereas delinquency rates are stabilized at historically low and controlled levels. The scenario is still very promising for the Brazilian banking and insurance sectors.

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Main Economic Indicators

Main Indicators (%)	2Q14	1Q14	4Q13	3Q13	2Q13	1Q13	4Q12	3Q12	1H14	1H13

Interbank Deposit Certificate (CDI)	2.51	2.40	2.31	2.12	1.79	1.61	1.70	1.91	4.97	3.43
Ibovespa	5.46	(2.12)	(1.59)	10.29	(15.78)	(7.55)	3.00	8.87	3.22	(22.14)
USD – Commercial Rate	(2.67)	(3.40)	5.05	0.65	10.02	(1.45)	0.64	0.46	(5.98)	8.42
General Price Index - Market (IGP-M)	(0.10)	2.55	1.75	1.92	0.90	0.85	0.68	3.79	2.45	1.75
Extended Consumer Price Index (IPCA) – Brazilian Institute of Geography and Statistics (IBGE)	1.54	2.18	2.04	0.62	1.18	1.94	1.99	1.42	3.75	3.15
Federal Government Long-Term Interest Rate (TJLP)	1.24	1.24	1.24	1.24	1.24	1.24	1.36	1.36	2.49	2.49
Reference Interest Rate (TR)	0.15	0.19	0.16	0.03	-	-	-	0.03	0.35	-
Savings Account (Old Rule) (1)	1.66	1.70	1.67	1.54	1.51	1.51	1.51	1.53	3.39	3.04
Savings Account (New Rule) (1)	1.66	1.70	1.67	1.47	1.30	1.25	1.26	1.40	3.39	2.56
Business Days (number)	61	61	64	66	63	60	62	64	122	123
Indicators (Closing Rate)	Jun14	Mar14	Dec13	Sept13	Jun13	Mar13	Dec12	Sept12	Jun14	Jun13
USD – Commercial Selling Rate - (R$)	2.2025	2.2630	2.3426	2.2300	2.2156	2.0138	2.0435	2.0306	2.2025	2.2156
Euro - (R$)	3.0150	3.1175	3.2265	3.0181	2.8827	2.5853	2.6954	2.6109	3.0150	2.8827
Country Risk (points)	208	228	224	236	237	189	142	166	208	237
Basic Selic Rate Copom (% p.a.)	11.00	10.75	10.00	9.00	8.00	7.25	7.25	7.50	11.00	8.00
BM&F Fixed Rate (% p.a.)	10.91	11.38	10.57	10.07	9.39	7.92	7.14	7.48	10.91	9.39

(1)  Regarding the new savings account yield rule, it was defined that: (i) existing deposits up to May 3, 2012 will continue to yield at TR + interest of 6.17% p.a.; and (ii) for deposits made as of May 4, 2012, the new rules are: (a) if the Selic rate is higher than 8.5% p.a., a yield of TR + 6.17% p.m. interest will be maintained; and (b) if the Selic rate is equal or lower than 8.5% p.a., the yield will be 70% of Selic rate + TR.

Projections for 2016

%	2014	2015	2016
USD - Commercial Rate (year-end) - R$	2.35	2.45	2.55
Extended Consumer Price Index (IPCA)	6.40	6.00	5.50
General Price Index - Market (IGP-M)	5.00	5.50	5.00
Selic (year-end)	11.00	11.00	10.00
Gross Domestic Product (GDP)	1.00	1.50	3.00

   24   Report on Economic and Financial Analysis – June 2014

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Guidance

Bradesco’s Outlook for 2014

This guidance contains forward-looking statements that are subject to risks and uncertainties, as they are based on Management’s expectations and assumptions and information available to the market as of the date hereof.

Loan Portfolio (1)	10 to 14%
Individuals	11 to 15%
Companies	9 to 13%
NII - Interest Earning Portion	6 a 10%
Fee and Commission Income	9 to 13%
Operating Expenses (2)	3 to 6%
Insurance Premiums	9 to 12%

(1)   Expanded Loan Portfolio; and

(2)   Administrative and Personnel Expenses.

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

Second Quarter of 2014

											R$ million
	2Q14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	14,274	(334)	(143)	(248)	(922)	-	-	(561)	12,066	-	12,066
ALL	(3,645)	-	-	-	637	(133)	-	-	(3,141)	-	(3,141)
Gross Income from Financial Intermediation	10,629	(334)	(143)	(248)	(285)	(133)	-	(561)	8,925	-	8,925
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,270	-	-	-	-	-	-	-	1,270	-	1,270
Fee and Commission Income	5,226	-	-	-	-	-	102	-	5,328	-	5,328
Personnel Expenses	(3,448)	-	-	-	-	-	-	-	(3,448)	-	(3,448)
Other Administrative Expenses	(3,607)	-	-	-	-	-	32	-	(3,575)	-	(3,575)
Tax Expenses	(1,169)	-	-	-	(12)	-	-	61	(1,120)	-	(1,120)
Equity in the Earnings (Losses) of Unconsolidated Companies	35	-	-	-	-	-	-	-	35	-	35
Other Operating Income/Expenses	(2,298)	334	143	248	297	33	(134)	-	(1,376)	43	(1,333)
Operating Result	6,639	-	-	-	-	(100)	-	(500)	6,039	43	6,082
Non-Operating Result	(134)	-	-	-	-	100	-	-	(34)	-	(34)
Income Tax / Social Contribution and Non-controlling Interest	(2,727)	-	-	-	-	-	-	500	(2,227)	(17)	(2,244)
Net Income	3,778	-	-	-	-	-	-	-	3,778	26	3,804

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

   26   Report on Economic and Financial Analysis – June 2014

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Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Quarter of 2014

											R$ million
	1Q14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	12,770	(332)	64	(113)	(804)	-	-	(623)	10,962	-	10,962
ALL	(3,251)	-	-	-	496	(106)	-	-	(2,861)	-	(2,861)
Gross Income from Financial Intermediation	9,519	(332)	64	(113)	(308)	(106)	-	(623)	8,101	-	8,101
Income from Insurance, Pension Plans and Capitalization Bonds (9)	1,244	-	-	-	-	-	-	-	1,244	-	1,244
Fee and Commission Income	5,190	-	-	-	-	-	93	-	5,283	-	5,283
Personnel Expenses	(3,279)	-	-	-	-	-	-	-	(3,279)	-	(3,279)
Other Administrative Expenses	(3,515)	-	-	-	-	-	29	-	(3,486)	-	(3,486)
Tax Expenses	(1,141)	-	-	-	(12)	-	-	39	(1,114)	-	(1,114)
Equity in the Earnings (Losses) of Unconsolidated Companies	52	-	-	-	-	-	-	-	52	-	52
Other Operating Income/Expenses	(2,052)	332	(64)	113	320	33	(122)	-	(1,441)	50	(1,391)
Operating Result	6,018	-	-	-	-	(73)	-	(584)	5,360	50	5,410
Non-Operating Result	(109)	-	-	-	-	73	-	-	(36)	-	(36)
Income Tax / Social Contribution and Non-controlling Interest	(2,465)	-	-	-	-	-	-	584	(1,881)	(20)	(1,901)
Net Income	3,443	-	-	-	-	-	-	-	3,443	30	3,473

(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco      27

        Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2014

											R$ million
	1H14
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	27,044	(666)	(79)	(361)	(1,726)	-	-	(1,184)	23,028	-	23,028
ALL	(6,896)	-	-	-	1,133	(239)	-	-	(6,002)	-	(6,002)
Gross Income from Financial Intermediation	20,148	(666)	(79)	(361)	(593)	(239)	-	(1,184)	17,026	-	17,026
Income from Insurance, Pension Plans and Capitalization Bonds (9)	2,514	-	-	-	-	-	-	-	2,514	-	2,514
Fee and Commission Income	10,416	-	-	-	-	-	195	-	10,611	-	10,611
Personnel Expenses	(6,727)	-	-	-	-	-	-	-	(6,727)	-	(6,727)
Other Administrative Expenses	(7,122)	-	-	-	-	-	61	-	(7,061)	-	(7,061)
Tax Expenses	(2,310)	-	-	-	(24)	-	-	100	(2,234)	-	(2,234)
Equity in the Earnings (Losses) of Unconsolidated Companies	87	-	-	-	-	-	-	-	87	-	87
Other Operating Income/Expenses	(4,350)	666	79	361	617	66	(256)	-	(2,817)	93	(2,724)
Operating Result	12,656	-	-	-	-	(173)	-	(1,084)	11,399	93	11,492
Non-Operating Result	(243)	-	-	-	-	173	-	-	(70)	-	(70)
Income Tax / Social Contribution and Non-controlling Interest	(5,192)	-	-	-	-	-	-	1,084	(4,108)	(37)	(4,145)
Net Income	7,221	-	-	-	-	-	-	-	7,221	56	7,277
(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

   28   Report on Economic and Financial Analysis – June 2014

Press Release

Book Income vs. Managerial Income vs. Adjusted Income Statement

Analytical Breakdown of Book Income vs. Managerial Income vs. Adjusted Income Statement

First Half of 2013

											R$ million
	1H13
	Book Income Statement	Reclassifications						Fiscal Hedge (7)	Managerial Income Statement	Non-recurring Events (8)	Adjusted Income Statement
		(1)	(2)	(3)	(4)	(5)	(6)
Net Interest Income	21,933	(652)	53	(83)	(1,520)	168	-	1,394	21,293	-	21,293
ALL	(7,083)	-	-	-	1,015	(135)	-	-	(6,203)	-	(6,203)
Gross Income from Financial Intermediation	14,850	(652)	53	(83)	(505)	33	-	1,394	15,090	-	15,090
Income from Insurance, Pension Plans and Capitalization Bonds (9)	2,183	-	-	-	-	-	-	-	2,183	-	2,183
Fee and Commission Income	9,395	-	-	-	-	-	188	-	9,582	-	9,582
Personnel Expenses	(6,250)	-	-	-	-	-	-	-	(6,250)	-	(6,250)
Other Administrative Expenses	(6,898)	-	-	-	-	-	(135)	-	(7,033)	-	(7,033)
Tax Expenses	(1,968)	-	-	-	(20)	-	-	(151)	(2,140)	-	(2,140)
Equity in the Earnings (Losses) of Unconsolidated Companies	15	-	-	-	-	-	-	-	15	-	15
Other Operating Income/Expenses	(3,606)	652	(53)	83	525	48	(53)	-	(2,404)	88	(2,317)
Operating Result	7,720	-	-	-	-	81	-	1,243	9,044	88	9,130
Non-Operating Result	18	-	-	-	-	(81)	-	-	(63)	-	(62)
Income Tax / Social Contribution and Non-controlling Interest	(1,870)	-	-	-	-	-	-	(1,243)	(3,113)	(35)	(3,147)
Net Income	5,868	-	-	-	-	-	-	-	5,868	53	5,921
(1)	Expenses with Commission on the Placement of Loans and Financing were reclassified from the item “Other Operating Expenses” to the item “Net Interest Income;”
(2)	Interest Income/Expenses from the insurance segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(3)	Interest Income/Expenses from the financial segment were reclassified from the item “Other Operating Income/Expenses” to the item “Net Interest Income;”
(4)	Income from Loan Recovery classified under the item “Net Interest Income”; Expenses with Discounts Granted, classified under the item “Other Operating Income/Expenses”; and Expenses with Write-offs of Leasing Operations, classified under the item “Net Interest Income”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”; Tax Expenses, classified as “Other Operating Expenses”, were reclassified under the item “Tax Expenses”; and Expenses with Provision for Guarantees Provided, classified as “Other Operating Expenses”, were reclassified to the item “Provision for Loan Loss (ALL) Expenses”;
(5)	Losses/Gains from the Sale of Foreclosed Assets/Investments classified under the item “Non-Operating Result” were reclassified to items “Provision for Loan Loss (ALL) Expenses”/“Other Operating Income/Expenses”;
(6)	Income from Card Fees and Commissions, Insurance Premium Commissions and Insurance Policy Fees classified under “Other Operating Income/Expenses” were reclassified to the item “Fee and Commission Income”; and Credit Card Operation Interchange Expenses classified under the item “Other Operating Income/Expenses” were reclassified to the item “Other Administrative Expenses”;
(7)	Partial result of Derivatives used to hedge investments abroad – which, in terms of Net Income, simply annuls the tax effects (Income Tax/Social Contribution (IR/CS) and Social Integration Program/Contribution for Social Security Financing (PIS/Cofins)) of this hedge strategy;
(8)	For more information see page 8 of this chapter; and
(9)	Income from Insurance, Pension Plans and Capitalization Bonds = Insurance, Pension Plan and Capitalization Bond Retained Premiums – Changes in Technical Reserves for Insurance, Pension Plans and Capitalization Bonds – Retained Claims – Capitalization Bond Draws and Redemption – Insurance, Pension Plan and Capitalization Bond Sales Expenses.

Bradesco      29

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 31, 2014

BANCO BRADESCO S.A.

By:	/S/ Luiz Carlos Angelotti
Luiz Carlos Angelotti Executive Managing Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.